UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number 0-15956
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bank of Granite Corporation

(Exact name of registrant as specified in its charter)

P.O. Box 128, Granite Falls, N.C.	28630

(Address of principal executive offices)	(Zip Code)

REQUIRED INFORMATION
4. Financial Statements and Supplemental Schedule for the Plan
The Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2009 and 2008 and for the year ended December 31, 2009 and supplemental schedule as of December 31, 2009, have been examined by Dixon Hughes PLLC, and their report is included herein.

Bank of Granite Employees’
Savings & Profit Sharing
Plan and Trust
Financial Statements as of December 31, 2009 and 2008,
and for the Year Ended December 31, 2009, and
Supplemental Schedule as of December 31, 2009, and
Report of Independent Registered Public Accounting Firm

BANK OF GRANITE EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTE:	All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	14

INDEX OF EXHIBITS	15
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrative Committee of
Bank of Granite Employee’s Savings & Profit Sharing Plan and Trust
Granite Falls, North Carolina
We have audited the accompanying statements of net assets available for benefits of the Bank of Granite Employee’s Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bank of Granite Employee’s Savings & Profit Sharing Plan and Trust as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes PLLC

Dixon Hughes PLLC
Charlotte, North Carolina
June 28, 2010

BANK OF GRANITE EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:

Participant-directed investments, at fair value	$15,000,178	$15,061,589

Receivables:
Participant loan repayments	3,358	—
Participant contributions	9,619	19,637
Due from broker, net	9,522	39,964

Total receivables	22,499	59,601

Cash	21	1,070

Total assets	15,022,698	15,122,260

LIABILITIES:

Miscellaneous payables	9,543	9,133

Total liabilities	9,543	9,133

NET ASSETS, AT FAIR VALUE	15,013,155	15,113,127

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(94,948)	52,514

NET ASSETS AVAILABLE FOR BENEFITS	$14,918,207	$15,165,641

See notes to financial statements.

BANK OF GRANITE EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$1,334,851
Dividends	12,325

Total investment income	1,347,176

Contributions:
Employer contributions	—
Participant contributions	355,773

Total contributions	355,773

Total additions	1,702,949

DEDUCTIONS:
Benefits paid to participants	1,840,052
Administrative expenses	110,331

Total deductions	1,950,383

DECREASE IN NET ASSETS	(247,434)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,165,641

End of year	$14,918,207

See notes to financial statements.

BANK OF GRANITE EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008
AND FOR THE YEAR ENDED DECEMBER 31, 2009
1. DESCRIPTION OF THE PLAN
The following description of the Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General—The Plan is a defined contribution profit-sharing plan covering substantially all employees of Bank of Granite (the “Company”) who have completed one hour of service and attained age 18. The Administrative Committee of the Company controls and manages the operation and administration of the Plan. Pentegra Retirement Services (“Pentegra”) is the investment manager of the Plan and Reliance Trust Company (“Reliance”) serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions—Non-highly and highly compensated employees may contribute from 1% to 25% and from 1% to 4%, respectively, of their pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.
The Board of Directors of the Company, at its discretion, determines the amount, if any, to be contributed out of the current or accumulated net profits for each year. The contribution is allocated to participants’ accounts based on their pro rata share as a percentage of their annual compensation, as defined by the Plan document, for the year. Participants must complete 1,000 hours of service during the Plan year and be employed on the last day of the Plan year to be eligible for the Company’s profit-sharing contribution. There were no Company contributions to the profit-sharing plan for the year ended December 31, 2009.
Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s profit-sharing contributions, redistributed participant forfeitures, and Plan earnings and is charged with withdrawals, allocations of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers approximately twenty common collective trust funds and the Company’s unitized common stock fund as investment options for participants.
Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s profit-sharing contribution portion of participants’ accounts is based on years of continuous service. A participant is 20% vested after two years of service, increasing 20% each year for the next four years (100% after six years). A participant also becomes 100% vested upon retirement or upon attainment of retirement age. Forfeited balances of terminated nonvested participants are reallocated to the remaining participants in the Plan in the same manner as employer contributions. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $157,736 and $92,069, respectively.
Participant Loans—Eligible employees may borrow from their fund accounts. Loans will only be permitted from the participant’s account in the case of hardship or financial necessity as defined in the Plan. A participant may only have one loan outstanding at any given time. The loans are secured by the balance in the participant’s accounts and bear interest rates which are commensurate with local prevailing rates as determined by the Plan Administrator. As of December 31, 2009, the interest rates on participants’ loans range from 4% to 6%, and the maturity dates range from 1 year to 5 years.
Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments over a period not to exceed the life expectancy of the participant or his or her beneficiary. For participants with a vested balance less than $1,000, participants will receive a lump-sum distribution as soon as administratively feasible.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Valuation of Investments—The Plan’s investments are stated at fair value using a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described:
Level 1	Quoted prices in active markets for identical securities.

Level 2	Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in valuing a portfolio instrument. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk and others.

Level 3	Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Plan’s own assumptions about the factors market participants would use in valuing a portfolio instrument, and would be based on the best information available.
Changes in valuation techniques may result in transfers in or out of an investment’s assigned level within the hierarchy. The aggregate values by input level, as of period end, for the Plan’s investments in securities and other financial instruments are included in Note 8 below.
Common Collective Trust Funds—These investments are public investment vehicles valued based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units/shares outstanding. The investments are classified as Level 2 inputs because the unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.
The Plan’s investments in fully benefit-responsive investment contracts are calculated using discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated swap rate as of year-end.
Common Stock Fund—These investments are held in a unitized common stock fund, which consists of the Company’s common stock and other short-term investments. The investments are classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments, which are traded on active markets.
Participant Loans—Loans to participants are valued at amortized cost, which approximates fair value and are classified as Level 3 inputs.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Contracts—As described in Accounting Standards Codification (“ASC”) 946-210-45 through 946-210-55 (formerly referred to as Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Income Recognition—Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management Fees and Operating Expenses—Management fees and operating expenses are charged to the Plan for investment in the common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses—Administrative expenses of the Plan are paid by the Plan or the Company as provided in the plan document.
Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid, were $-0- and $31,891 at December 31, 2009 and 2008, respectively.
Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in the excess of the IRC limits.
3. PLAN SPONSOR/EMPLOYER
Bank of Granite Corporation incurred significant losses in 2009, primarily from the high provisions for loan losses required primarily by high levels of loan chargeoffs and a continued high level of nonperforming loans.
The Company’s losses in 2008 and 2009 have reduced the Bank’s capital to levels that have resulted in formal regulatory supervision. The details of the regulatory orders and other matters are described in Note 2 to the Company’s financial statements filed as part of Bank of Granite Corporation’s annual report on Form 10-K, filed with the Securities and Exchange Commission, for the year ended December 31, 2009.
The Company’s independent registered public accounting firm issued a report with respect to the Company’s audited financial statements for the fiscal year ended December 31, 2009, which contained an explanatory paragraph indicating that there is substantial doubt about the Company’s ability to continue as a going concern.
Effective June 1, 2010, the Bank of Granite Stock Fund has been temporarily removed as an active investment fund option for future employee pre-tax contributions to the Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust.
4. INVESTMENTS
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
SSGA Pentegra Stable Value Fund, 490,004 and 538,620 units (at fair value)	$5,827,509	$6,078,601
SSGA Passive Bond Market Index SL Series, 73,940 and 88,829 units	1,526,861	1,728,087
SSGA Daily EAFE Index SL Series, 50,174 and 61,702 units	890,438	828,286
SSGA S&P 500 Flagship SL Series, 6,689 and 7,933 units	1,516,561	1,419,551
SSGA Moderate Strategic Balanced SL Fund, 126,874 and 111,162 units	1,761,265	2,190,393
SSGA S&P MIDCAP Index SL Series, 33,801 units	902,055	*

*	Investment did not exceed five percent of net assets available for benefits at year-end.

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,334,851 as follows:

Common Collective Trust Funds:
SSGA Pentegra Stable Value Fund	$177,977
SSGA Age Based 2045 SEC Lending CL-A	5,357
SSGA Age Based 2035 SEC Lend CL-A	5,212
SSGA Age Based 2025 SEC Len FD CL-A	2,818
SSGA Security Lending FD CL-A	19,771
SSGA S&P 500 Growth Fund	44,455
SSGA S&P Value Fund	(5,501)
SSGA S&P 500 Flagship SL Series	308,043
SSGA S&P MIDCAP Index SL-CL A	216,466
SSGA Aggressive Strategic Balanced SL Fund	1,354
SSGA Moderate Strategic Balanced SL Fund	313,625
SSGA Russell 2000 Index SL CL A	116,470
SSGA REIT Index Non-Lending CL A	7,800
SSGA Long US Treas Index SL-CL A	(2,710)
SSGA NASDAQ 100 Non Lending-CL A	37,501
SSGA Passive Bond Mkt Index SL-CL A	93,327
SSGA Daily EAFE SL-CL T	202,853
Various Funds	1,367

Common Stocks:
*Bank of Granite Corp Unitized Stock Fund	(211,334)

Net appreciation in fair value of investments	$1,334,851

*	Party-in-interest to the Plan
5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2009, the Plan held 24,768 units of Bank of Granite Corporation Common Stock, with a cost basis of $227,778. At December 31, 2008, the Plan held 34,588 units (137,991 shares) of Bank of Granite Corporation Common Stock, with a cost basis of $349,555. During the year ended December 31, 2008, investments in Company stock were converted from share-based to a unitized fund. There was no dividend income recognized on Bank of Granite Corporation Common Stock during 2009.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts. The Company also has the right to discontinue its contributions at any time. There were no Company contributions to the Plan for the year ended December 31, 2009.

7.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Pentegra Retirement Services, Inc. Pentegra received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	FAIR VALUE MEASUREMENTS

See “Valuation of Investments” in Note 2 for discussions of the methodologies and assumptions used to determine fair value of the Plan’s investments.

As of December 31, 2009 and 2008, the Plan’s investments measured at fair value on a recurring basis by the fair value hierarchy levels described in Note 2 were as follows:

	December 31, 2009
	Quoted Prices In	Significant	Significant
	Active Markets For	Other Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Common collective trusts
Stable value fund	$—	$5,827,509	$—	$5,827,509
Blended funds	—	630,007	—	630,007
Equity funds	—	3,822,948	—	3,822,948
Fixed income funds	—	1,638,104	—	1,638,104
International funds	—	890,439	—	890,439
Growth and income funds	—	1,804,598	—	1,804,598
Common stock fund	—	54,507	—	54,507
Participant loans	—	—	332,066	332,066

Total participant-directed investments	$—	$14,668,112	$332,066	$15,000,178

	December 31, 2008
	Quoted Prices In	Significant	Significant
	Active Markets For	Other Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Common collective trusts
Stable value fund	$—	$6,078,601	$—	$6,078,601
Blended funds	—	80,145	—	80,145
Equity funds	—	3,303,349	—	3,303,349
Fixed income funds	—	1,988,404	—	1,988,404
International funds	—	828,286	—	828,286
Growth and income funds	—	2,238,751	—	2,238,751
Common stock fund	—	355,986	—	355,986
Participant loans	—	—	188,067	188,067

Total participant-directed investments	$—	$14,873,522	$188,067	$15,061,589

Changes in the fair value of the Plan’s Level 3 Investments during the year ended December 31, 2009, were as follows:

Participant
Loans
Balance as of 12/31/08	$188,067
Issuances, repayments and distributions, net	143,999

Balance as of 12/31/09	$332,066

9.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, Annual Return/Report of Employee Benefit Plan, at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$14,918,207	$15,165,641
Less: Employee contributions receivable	(9,619)	(19,637)
Less: Benefit claims payable	—	(31,891)
Add: Miscellaneous payables	9,543	—

Net assets available for benefits per the Form 5500	$14,918,131	$15,114,113

The following is a reconciliation of participant loans per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Participant loans per the financial statements	$332,066	$188,067
Add: Receivable for participant loan repayments	3,358	—

Participant loans per the Form 5500	$335,424	$188,067

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2009:

Total contributions per the financial statements	$355,773
Add: Employee contributions receivable at December 31, 2008	19,637
Less: Employee contributions receivable at December 31, 2009	(9,619)

Total contributions per the Form 5500	$365,791

SUPPLEMENTAL SCHEDULE

Plan Number 001
Employer Identification Number 56-0132080
FORM 5500, SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

		Description of Investment, Including
		Maturity Date, Rate of Interest,		Current
	Identity of Issue, Borrower, Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost	Value
	SSGA STIF	Common Collective Trust Fund	**	$58,235
	SSGA Government STIF Fund	Common Collective Trust Fund	**	27,771
	SSGA Long US Treasury Index SL Series	Common Collective Trust Fund	**	25,237
	SSGA NASDAQ 100 Index Non-Lending Fund	Common Collective Trust Fund	**	225,142
	SSGA S&P Midcap Index SL Series	Common Collective Trust Fund	**	902,055
	SSGA Passive Bond Market Index SL Series	Common Collective Trust Fund	**	1,526,861
	SSGA Daily EAFE Index SL Series	Common Collective Trust Fund	**	890,438
	SSGA S&P 500 Flagship SL Series	Common Collective Trust Fund	**	1,516,561
	SSGA Aggressive Strategic Balanced SL Fund	Common Collective Trust Fund	**	36,527
	SSGA Moderate Strategic Balanced SL Fund	Common Collective Trust Fund	**	1,761,265
	SSGA Conservative Strategic Balanced SL Fund	Common Collective Trust Fund	**	6,805
	SSGA Russell 2000 Index SL Series Fund	Common Collective Trust Fund	**	631,224
	SSGA REIT Index Non-Lending Series Fund	Common Collective Trust Fund	**	76,437
	SSGA Pentegra Stable Value Fund	Common Collective Trust Fund	**	5,732,561
	SSGA Target Retirement Fund 2045 SL Series	Common Collective Trust Fund	**	61,567
	SSGA Target Retirement Fund 2035 SL Series	Common Collective Trust Fund	**	24,390
	SSGA Target Retirement Fund 2025 SL Series	Common Collective Trust Fund	**	347,005
	SSGA Security Lending Fund	Common Collective Trust Fund	**	197,046
	SSGA S&P 500 Growth Index SL Fund	Common Collective Trust Fund	**	324,160
	SSGA S&P Value Index SL Fund	Common Collective Trust Fund	**	147,370
*	Bank of Granite Corp Unitized Stock Fund	Unitized Common Stock Fund	**	54,507
*	Participant Loans	Maturity dates ranging from 1 to 5 years Interest rates ranging from 4% to 6%	**	335,424

	Total			$14,908,588

*	Permitted party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust
June 28, 2010	By:	Bank of Granite, Plan Administrator

	By:	/s/ Karen B. Warlick
Karen B. Warlick, Senior Vice President

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm